

July 23, 2021

George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corp
501 Main Street
Pine Bluff, Arkansas 71601

>   **Re: Simmons First National Corp**
>   **Registration Statement on Form S-4**
>   **Filed July 21, 2021**
>   **File No. 333-258059**

Dear Mr. Makris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance